Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart_gregg@allianzlife.com
 www.allianzlife.com

July 15, 2010

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Initial Registration Statement on Form N-4
File Nos. 333-166408 and 811-05618

Dear Ms. Samuel:
We received written comments from you on June 16, 2010 with respect to Registrant's above referenced Initial Registration Statement Nos. 333-166408 and 811-05618. Attached to this letter are redlined pages of the prospectus and Statement of Additional Information that have been revised to respond to your comments. All page numbers in this letter refer to the redlined courtesy copy that was sent to you.
1.      Fee Table and Examples (Pages 4-5)
Comments:
(a).	Please use the word “None,” rather than the current text following the “Sales/withdrawal charge” caption.
(b).	In footnote 1, rather than using “two different Accounts,” please use “Base Account” and “Income Advantage Account.” See also comment 15 below.
(c).	Please provide in a Pre-Effective Amendment all missing fee and expense information in the tables and expense examples.
(d).	Please change reference to “State of Additional Information” to “Statement of Additional Information”
(e).	Please state in footnote 1 to “Examples” how much advance notice will be provided of any change in the “Income Advantage Account Fee.”
Responses:
(a).	Revised.
(b).	Revised.

AZL-RetPro-N-4 page 1

(c).	We will provide all missing fee and expense information in the tables and expense examples in a subsequent Pre-Effective Amendment.
(d).	Revised.
(e).	We revised the last sentence of footnote 1 to read as follows:
If we increase the Income Advantage Account Fee we will notify you in writing at least 30 days before the increase.
2.      Annuitant (Page 9)
Comment:
Please briefly explain in plain English how death benefits vary by different persons.
Response:
If a sole Owner dies during the Accumulation or Income Phases of the Contract, we pay a death benefit to the Beneficiary(s). If the Annuitant is not an Owner and he/she dies during the Accumulation or Income Phases of the Contract, the Owner can name a new Annuitant (subject to our approval) and we do not pay a death benefit. If an Owner who is not an Annuitant dies during the Annuity Phase, the Beneficiary becomes the Owner, Annuity Payments continue and we do not pay a death benefit. If an Annuitant dies during the Annuity Phase, Annuity Payments to the Payee continue until the Contract terminates and are paid at least as rapidly as they were being paid at the time of the Annuitant’s death. This disclosure appears in Appendix B of the Statement of Additional Information.
3.      Covered Person(s) (Pages 9-11)
Comment:
Please delete the cross-reference to the Contract, which is contained in the last sentence of this section. All material terms must be disclosed in the prospectus.
Response:
Revised.
4.      Purchase Payments (Page 11)
Comments:
(a).
In the third paragraph, please revise the disclosure to clarify that additional payments received before the close of business will be added to the Contract on that date as required by Rule 22c-1, rather than within one Business Day.

(b).	Please confirm that the “Financial Professional” referenced here and on page 60 will not be an agent of or for Allianz Life Insurance Company.
Responses:
(a).	We revised the sentence to read as follows:
If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order.

AZL-RetPro-N-4 page 2

(b).
Whether a particular Financial Professional selling a Contract will be an appointed agent of Allianz will vary depending on the Financial Professional. In some cases, the Financial Professional will be a licensed investment advisory representative, but will not be a licensed securities registered representative or a licensed insurance agent. In other cases, the Financial Professional may also sell other types of variable insurance, and so may be both a registered representative and a licensed insurance agent appointed to Allianz Life.

5.	Income Advantage Account Investment Option Allocation Restrictions and Quarterly Rebalancing (Page 12)
Comments:
(a).	Please delete the clause “and in your Contract” in the first sentence (bolded) of this section.
(b).	Please also provide in the prospectus that you will secure all necessary SEC and other governmental approvals before eliminating or substituting an Investment Option.
Responses:
(a).	Revised.
(b).	We revised the prospectus to include the following:
We will secure all necessary SEC and other governmental approvals before eliminating or substituting an Investment Option.
6.      Automatic Investment Plan (Page 13)
Comment:
Please explain and revise the second to last sentence of this section.
Response:
Upon further review, we removed this sentence.
7.      Dollar Cost Averaging Program (Pages 13-14)
Comment:
Please explain why 100% of the initial Purchase Payment is allocated to the money market account if the dollar cost averaging program is elected initially. Why can’t it be treated in the same manner as the individual who chooses to participate in the program later.
Response:
We require 100% allocation of the initial Purchase Payment to the money market account if the dollar cost averaging program is elected initially for internal processing reasons and system constraints.
8.      Investment Options (Page 16)
Comment:
Please add that you will send copies of the “current” prospectus when the Contract is issued (last sentence of the second paragraph).
Response:
Revised.

AZL-RetPro-N-4 page 3

9.      Transfers Between Investment Options (Page 22)
Comment:
In the fourth bullet of the second paragraph, please revise so that you will only modify the right to make transfers if a person violates the “Excessive Trading and Market Timing” policies.
Response:
Revised.
10.      Financial Advisers – Asset Allocation Programs (Pages 25-26)
Comment:
Please bold the disclosure regarding tax consequences of withdrawals, including fees withdrawn from the accounts.
Response:
We revised the first paragraph to read as follows:
If you have a relationship with a personal investment adviser and the advisory agreement provides that you will pay all or a portion of your adviser’s fees out of the Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a withdrawal from the Contract to pay these fees. We treat any fee that is withdrawn as a withdrawal under the terms of this Contract. As a withdrawal, it is treated as a distribution from taxable earnings first, and then from the non-taxable return of Purchase Payments. If any Owner is under age 59½, the withdrawal may be subject to a 10% federal penalty tax. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract. For more information see section 10, Income Advantage Payments.
11.      Contract Maintenance Charge (Page 28)
Comment:
Please identify the states which do not allow contract maintenance charges to be assessed against the general account (last paragraph).
Response:
At this time, we do not believe there will be any states that would not allow contract maintenance charges to be assessed against the general account so we revised this sentence as follows:
In some states, we are not permitted to assess the contract maintenance charge during the Annuity Phase.
12.      Calculating Your Income Advantage Payments (Page 34)
Comment:
Please explain the last sentence of the second paragraph, which states that the initial Income Advantage Payments must either be zero or at least $100.
Response:
An Owner may want to lock in a higher payment percentage based on the current Ten-year U.S. Constant Maturity Treasury rate, but not actually begin to receive payments. In this instance they can choose to “exercise” their benefit, and choose an actual initial Income Advantage Payment of zero. However, we would not allow an Owner to take an actual initial Income Advantage Payment of less than $100 other than zero; for example, they could not request a payment of $50.

AZL-RetPro-N-4 page 4

13.      Excess Withdrawals and Transfers to the Base Account (Page 34)
Comment:
Please explain the last sentence of the first paragraph.
Response:
An Excess Withdrawal is any withdrawal an Owner takes that, when added to other withdrawals taken during the Benefit Year and their annual actual Income Advantage Payment, is greater than their annual maximum Income Advantage Payment. If an Owner’s actual payment is less than their annual maximum, they could withdraw the difference and we would consider it to be an additional actual Income Advantage Payment, and not an Excess Withdrawal.
For example, assume an Owner’s annual maximum Income Advantage Payment is $2,000 and they choose to take $1,000 annually. Within a Benefit Year the Owner can withdraw up to an additional $1,000 and we would consider that amount to be an additional actual Income Advantage Payment. If instead the Owner withdraws $1,200, we would consider the first $1,000 to be an additional actual Income Advantage Payment and the next $200 would be an Excess Withdrawal.
14.      The Separate Account (Page 42)
Comment:
Please combine and revise the fourth and fifth sentences of the last paragraph, so that it is clear that the only excess amounts which may be transferred from the Separate account are seed money or earned fees and charges.
Response:
We revised the disclosure as follows:
If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and charges.
15.      Glossary (Pages 49-50)
Comment:
The definitions of and disclosure throughout the prospectus refers to the “Base Account” and the “Income Advantage Account” as specific accounts distinct from the “Separate Account” and the “General Account” (page 26). Please describe the nature and structure of these accounts. In this connection, please explain the reference in footnote 1 to the “Owner Transaction Expenses” table (page 4) to transfers between the same Investment Option in the “two different Accounts.”
Response:
The two different classes of benefits represented by the Base Account and Income Advantage Account have different features and expenses. The structure of these accounts is delineated in and governed by the base contract and the Income Advantage Account rider. As noted in our response to Comment 1.(b), we revised footnote 1 to the Owner Transaction Expenses table to clearly indicate the account names.

AZL-RetPro-N-4 page 5

16.      SAI – Appendix A - Annual Operating Expenses for Each Investment Option (Pages 14-16)
Comments:
(a).
Footnote 1 should specify the contractual expense cap. This comment is also applicable to footnote 1 to the table on page 16 regarding the fund of funds. Footnote 2 does not appear to have corresponding entry in the table. Please revise. The caption “Expense reimbursement” should be revised to “Fee waivers and/or expense reimbursements.” Also, change the last caption to “Total annual fund operating expenses after fee waivers and/or expense reimbursements.” Please also add the word “fund” to the “Total annual operating expenses” column.

(b).	Fee waivers and expense reimbursements may not be shown unless they are in effect for one year from the effective date of this prospectus. Please delete and revise the tables as appropriate.
Responses:
(a).
We revised footnote 1 to both tables to include the contractual expense caps. Footnote 2 does have a corresponding entry in the table via the Franklin Templeton VIP Founding Funds Allocation Fund – Class 2. We have corrected the footnote cue for this fund from (3) to (2). We revised the captions as requested.

(b).	Revised.
17.      Exhibits
Comment:
A Power of Attorney which specifically references this filing must be included.
Response:
The Power of Attorney, as incorporated by reference from Post-Effective Amendment No. 19 to Registrant’s Form N-4 (File Nos. 333-139701 and 811-05618) filed on February 10, 2010, refers to the “Fee based VA (name TBD)” which is this product; it was unnamed at the time.

18.      Financial Statements, Exhibits and Other Information
Comment:
Financial statements, exhibits, and other required or missing disclosures not included in this Registration Statement must be filed in a Pre-Effective Amendment to the Registration Statement.
Response:
Acknowledged.
19.      Tandy Comment
Comment:
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

AZL-RetPro-N-4 page 6

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s comments, the Registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from responsibility; and

•	the Registrant my not asset this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
Response:
Acknowledged.
For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management a redline copy of the changed pages for the Retirement Pro prospectus and SAI.
The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.
Sincerely,
Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg
            Stewart D. Gregg

AZL-RetPro-N-4 page  7